August 1, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

Washington, D.C. 20549

Re: Sunset Island Group

Amendment No. 1 to

Registration Statement on Form S-1 Filed July 28, 2017

File No. 333-218967

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Sunset Island Group, Inc. Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 10:00 a.m., Washington, D.C. time, on Friday, August 4, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Sunset Island Group

By:	/s/ Valerie Baugher
Name: Valerie Baugher
Title: President